SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)
By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  May 28th,  2013

FOR IMMEDIATE RELEASE

SILICOM ACHIEVES MAJOR SETAC DESIGN
 WIN FROM NEW CUSTOMER: LEADING
NETWORKING SOLUTIONS PROVIDER
SELECTS SETAC FOR APPLICATION DELIVERY
PRODUCT LINE

- Revenues From This Win Expected to Ramp to ~$1M Per Year

KFAR SAVA, Israel, May 28, 2013 - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that a new client – a major provider of appliance solutions for the Network Security, Application Delivery and Storage markets – has selected Silicom’s SETAC SErver To Appliance Converter kits and modules to use in two appliances within one of its product lines. Based on the customer’s initial purchase orders and guidance, Silicom expects sales related to this Design Win to ramp to approximately $1 million per year. In addition, the customer is considering the use of SETAC in other appliances and product lines, a possibility that would generate several million dollars per year in additional revenues for Silicom.

The customer’s selection of SETAC over other solutions confirms the market needs that Silicom initially targeted in creating the product, especially 1) the desire to use higher quality standard motherboards and servers in appliances without sacrificing front-end connectivity and modularity; and 2) the desire to have practically unlimited flexibility in selecting the appliance’s motherboard and chassis. In this case, the customer will be integrating a wide range of SETAC products, including SETAC kits, 1Gbps modules and 10Gbps modules in copper and fiber, in both 1U and 2U appliances.

“We are very excited to add another major networking leader to our customer base and a significant new Design Win to our revenue stream,” commented Shaike Orbach, Silicom’s President and CEO. “This win demonstrates the contribution that every element of our business model has made in driving our growth and success: our focus on the continual addition of major new customers, each of which offers us significant potential for long-term business expansion; the right read of the needs of our customers and markets, enabling us to create truly unique and needed products; and, of course, our focus on technological excellence and customer service, which serve as the platform for everything we do. This new customer – together with so many of our previous customers - represents a broad spectrum of possibilities for future sales and a channel for even deeper understanding of market needs. As such, this Design Win makes us feel even more confident in our ability to continue growing in the future, for both the short term and the long term.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com